

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 13, 2008

via U.S. mail and facsimile

Bruce W. Wilkinson, Chief Executive Officer
McDermott International, Inc.
777 N. Eldridge Pkwy.
Houston, Texas 77079

> **RE: McDermott International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-8430**

Dear Mr. Wilkinson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief